CIMNET, INC.
                              946 West Penn Avenue
                               Robesonia, PA 19551





                                                              April 24, 2002



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004
Attn:  Hugh Fuller

                  Re:      Cimnet, Inc.
                           Registration Statement on Form SB-2
                           File No. 333-90831
                           -----------------------------------

Ladies and Gentlemen:

         Please be advised that we are hereby requesting that the Registration Statement on Form SB-2, filed on November 12, 1999 (the "Registration Statement"), be withdrawn forthwith. We have chosen to abandon the Registration Statement due to general business reasons and market conditions. Please note that no securities have been sold in connection with the Registration Statement.

                                         Very truly yours,


                                         CIMNET, INC.



                                         /s/ JOHN D. RICHARDSON
                                         ------------------------------------
                                         John D. Richardson
                                         President
                                         Chief Executive Officer